UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 06, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock  Exchange  of Hong  Kong Limited takes no responsibility for the contents of this announcement,  makes  no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or solicitation of an offer to acquire, purchase or subscribe for securities of the Company or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is  not an  offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere.

This announcement does not constitute or form a part of any offer  or solicitation  to  purchase or subscribe for securities in the United States. The Shares mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold   in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Shares will be made  in  the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(Stock  code: 981)

COMPLETION OF PLACING OF NEW SHARES UNDER GENERAL MANDATE

Sole  Global Coordinator

J.P. Morgan

Joint  Placing Agents

J.P. MorganDeutsche Bank

Reference is made to the announcement of the Company dated 29 November 2017 (the ‘‘Announcement’’). Unless otherwise defined, capitalised terms used in this announcement shall have the same meanings as those defined in the Announcement.

COMPLETION OF PLACING OF NEW SHARES UNDER GENERAL MANDATE

The Company is pleased to announce that all the conditions set out in the Placing Agreement have been fulfilled and completion of the Placing took place on 6 December 2017. Pursuant to the terms and conditions of the Placing Agreement, the  Company allotted and issued

241,418,625 Placing Shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the Placing Shares, to not less than six independent Placees at the price of HK$10.65 per Placing Share. The gross proceeds of the Placing are approximately HK$2.57 billion and the net proceeds of the Placing (after deduction of fees, commissions and expenses) are approximately HK$2.55 billion.

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Placees and their respective ultimate beneficial owners are independent of and not connected with the Company and/or its connected persons.

Notes:

1.

Assuming that other than the Placing Shares, no further Share is issued or repurchased by the  Company, no issue of the Placed PSCS, no issue of the Subscription Securities, no Share option is exercised, no Restricted Share Unit is granted and no conversion into Shares of any securities, immediately before and up to completion of the Placing.

2.	Based on the latest information provided to the Company.

None of the Placees has become a substantial shareholder of the Company immediately after the completion of the Placing.

POTENTIAL EXERCISE OF PRE-EMPTIVE RIGHTS BY DATANG AND CHINA IC FUND

Reference is also made to the Announcement relating to, among other things,  the potential exercise of pre-emptive right and the potential further subscription of perpetual subordinated convertible securities by certain shareholders of the Company. Further announcement(s) will be made by the Company upon the entering into of  any  agreement as a result of such potential exercise of pre-emptive right and further subscription.

By order of the Board

Semiconductor Manufacturing International Corporation

                                Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 6 December 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief  Executive  Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang Jason

Jingsheng Cong

*For identification purposes only